UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Doral Financial Corporation

(Name of Issuer)

Common Stock $1.00 Par Value

(Title of Class of Securities)

25811P100

(CUSIP Number)

John L. Ernst
641 Lexington Avenue
New York, New York 10022 (212) 838-0211

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25811P100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edgar M. Cullman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
See Item 6 and Insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No shares purchased.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 311,309

	8.	Shared Voting Power 11,565,299

	9.	Sole Dispositive Power 311,309

	10.	Shared Dispositive Power 11,565,299

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 311,309

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .29

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 25811P100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Louise B. Cullman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
See Item 6 and Insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No shares purchased.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 336,265

	8.	Shared Voting Power 4,417,637

	9.	Sole Dispositive Power 336,365

	10.	Shared Dispositive Power 4,417,637

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 336,265

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .31

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 25811P100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edgar M. Cullman, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
See Item 6 and Insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No shares purchased.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 199,273

	8.	Shared Voting Power 11,565,299

	9.	Sole Dispositive Power 199,273

	10.	Shared Dispositive Power 11,565,299

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 199,273

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .18

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 25811P100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Elissa F. Cullman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
See Item 6 and Insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No shares purchased.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 133,251

	8.	Shared Voting Power 73,335

	9.	Sole Dispositive Power 133,251

	10.	Shared Dispositive Power 73,335

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 133,251

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .12

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 25811P100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Susan R. Cullman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
See Item 6 and Insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No shares purchased.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 288,810

	8.	Shared Voting Power 5,102,608

	9.	Sole Dispositive Power 288,810

	10.	Shared Dispositive Power 5,102,608

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 288,810

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .27

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 25811P100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lucy C. Danziger

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
See Item 6 and Insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No shares purchased.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 342,832

	8.	Shared Voting Power 5,450,462

	9.	Sole Dispositive Power 342,832

	10.	Shared Dispositive Power 5,450,462

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 342,832

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .32

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 25811P100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frederick M. Danziger

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
See Item 6 and Insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No shares purchased.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 79,651

	8.	Shared Voting Power 887,112

	9.	Sole Dispositive Power 79,651

	10.	Shared Dispositive Power 887,112

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,651

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .07

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 25811P100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David M. Danziger

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
See Item 6 and Insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No shares purchased.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 39,319

	8.	Shared Voting Power 48,050

	9.	Sole Dispositive Power 39,319

	10.	Shared Dispositive Power 48,050

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) .04

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 25811P100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Carolyn S. Fabrici

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
See Item 6 and Insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No shares purchased.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 47,322

	8.	Shared Voting Power 837,576

	9.	Sole Dispositive Power 47,322

	10.	Shared Dispositive Power 837,576

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,322

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .04

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 25811P100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John L. Ernst

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
See Item 6 and Insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No shares purchased.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 162,171

	8.	Shared Voting Power 11,565,299

	9.	Sole Dispositive Power 162,171

	10.	Shared Dispositive Power 11,565,299

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,051

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .15

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 25811P100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Margot P. Ernst

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
See Item 6 and Insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No shares purchased.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 206,694

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 206,694

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.00

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 25811P100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alexandra Ernst

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
See Item 6 and Insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No shares purchased.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,857

	8.	Shared Voting Power 584,100

	9.	Sole Dispositive Power 25,857

	10.	Shared Dispositive Power 584,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,182

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .02

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 25811P100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rebecca D. Gamzon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
See Item 6 and Insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No shares purchased.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 40,366

	8.	Shared Voting Power 45,468

	9.	Sole Dispositive Power 40,366

	10.	Shared Dispositive Power 45,468

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,330

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) .01

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 25811P100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Carolyn B Sicher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
See Item 6 and Insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No shares purchased.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 231,299

	8.	Shared Voting Power 8,050

	9.	Sole Dispositive Power 231,299

	10.	Shared Dispositive Power 8,050

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 231,299

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .21

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 25811P100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Benjamin Stewart

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
See Item 6 and Insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No shares purchased.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,500

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 22,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .02

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 25811P100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edgar Cullman III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
See Item 6 and Insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No shares purchased.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 190,617

	8.	Shared Voting Power 8,050

	9.	Sole Dispositive Power 190,617

	10.	Shared Dispositive Power 8,050

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 190,617

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .18

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 25811P100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Samuel B Cullman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
See Item 6 and Insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No shares purchased.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 142,983

	8.	Shared Voting Power 8,050

	9.	Sole Dispositive Power 142,983

	10.	Shared Dispositive Power 8,050

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 142,983

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .13

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 25811P100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Georgina Cullman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
See Item 6 and Insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No shares purchased.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 85,996

	8.	Shared Voting Power 8,050

	9.	Sole Dispositive Power 85,996

	10.	Shared Dispositive Power 8,050

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,996

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .08

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 25811P100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jessica P Ernst

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
See Item 6 and Insert 1

3.	SEC Use Only

4.	Source of Funds (See Instructions) No shares purchased.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,500

	8.	Shared Voting Power 00

	9.	Sole Dispositive Power 22,500

	10.	Shared Dispositive Power 00

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) .02

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D ITEMS

The original filing to which this Amendment No. 7 relates was dated December 16, 1988 and was amended by Amendment No. 1 dated May 28, 1989, Amendment No. 2 dated January 31, 1990, Amendment No. 3 dated June 28, 1991, Amendment No. 4 dated October 1, 1991, Amendment No. 5 on October 1, 1993 and Amendment No. 6, January 30, 1995.

Item 1. Security and Issuer

This Schedule relates to the Common Stock, $1.00 per value (the “Common Stock”), of Doral Financial Corporation (the “Issuer”), a Puerto Rico corporation, having its principal executive offices at 1451 Franklin D. Roosevelt Avenue, San Juan, Puerto Rico 00920-2717 and is being filed by the persons identified in Item 2 below.

Item 2. Identity and Background
See Insert 1 attached hereto.

None of the persons filing this Schedule has been convicted in a criminal proceeding (other than for traffic violations or similar misdemeanors) during the past 5 years or was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. All individuals are citizens of the United States and all trusts, partnerships and corporations are organized or formed under the laws of the United States.

Item 3. Source and Amount of Funds or Other Consideration
No shares were purchased.
Item 4. Purpose of Transaction

The purpose of the transaction was the execution of a Voting Agreement by and among the Reporting Persons pursuant to which the Reporting Persons have agreed to vote in favor of a stock purchase agreement (the “Agreement”) between the Issuer and Doral Holdings Delaware, LLC (“Holdings”). Pursuant to the Agreement, the Issuer will sell Holdings $610 million of the Issuer’s newly issued common stock for $0.63 per share. Following the closing of the Agreement, Holdings will own approximately 90% of the Issuer’s common stock outstanding, and the Issuer’s existing common shareholders will own approximately 10%. The Agreement also provides that, effective as of the closing, the Issuer will cause its Board of Directors to be comprised of eleven members designated by Holdings, including the current CEO and the current Chairman of the Issuer (assuming each is willing to so serve).

Under the terms of the Agreement, the Issuer has agreed not to solicit any inquiries, proposals or offers for a competing proposal.  The Issuer will be required to pay a termination fee of $25 million in the event it terminates the Agreement to accept a Superior Proposal as described in the Agreement, or (subject to certain exceptions) if the Agreement is terminated under other circumstances and the Issuer enters into an alternative transaction within twelve months after termination of the Agreement.

In addition, the terms of the Agreement provide that the Issuer will enter into a securityholders and registration rights agreement at the closing of the transaction.  Accordingly, Holdings will agree not to engage in a “going private” transaction unless it was either approved by the disinterested directors (if any) or by a majority of the unaffiliated stockholders.  In addition, so long as Holdings owns a majority of the Issuer’s voting stock, if it transfers to any third party, in one or a series of related transactions, a majority of the Issuer’s common stock, then (subject to certain conditions) the transaction would be required to provide for or permit other Issuer shareholders to participate on the same terms, on a pro rata basis.  The securityholders and registration rights agreement would afford Holdings certain registration rights, board representation rights and rights to subscribe for additional securities of the Issuer in order to maintain its ownership percentage.

The closing of the Agreement is conditioned on, among other things, customary closing conditions, shareholder approval of the transaction and certain related amendments to the Issuer’s certificate of incorporation, and various regulatory approvals and confirmations.  The foregoing summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed May 17, 2007, and incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer
(a) See Insert 1 hereto and cover pages.

(b)       Please refer to Insert 1 attached hereto and cover pages for a detailed description of the number of shares which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

(c)        Pursuant to the terms of the Voting Agreement attached hereto as Insert 2, during the term of the Voting Agreement each of the Reporting Persons have agreed to vote all of their shares in favor the Agreement between the Issuer and Holdings.  Except as contemplated by the Voting Agreement, each Voting Shareholder has agreed, during the term of the Voting Agreement, not to: (a) transfer any of his or her subject shares or any interest therein; (b) enter into any agreement, arrangement or understanding with any person, or take any other action, that violates or conflicts with or would reasonably be expected to violate or conflict with, or result in or give rise to a violation of or conflict with, such voting shareholder’s representations, warranties, covenants and obligations under the Voting Agreement; or (c) take any action that would restrict or otherwise affect such voting shareholder's legal power, authority and right to comply with and perform such voting shareholder's covenants and obligations under the Voting Agreement.  As a result of the Voting Agreement, each of the Reporting Persons may be deemed to have the shared power to vote 11,565,299 shares of common stock.

No transactions in the Issuer’s Common Stock were effected during the 60 days preceding the date hereof by the Reporting Persons filing this Schedule and their affiliated persons other than as set forth in Item 4 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Please refer to Insert 2 for a copy of the Voting Agreement by and among the Reporting Persons. As described in Item 4, the terms of the Voting Agreement provide that the Reporting Persons will vote all of their shares in favor of the Agreement between the Issuer and Holdings and the transactions related thereto. In addition, the Voting Agreement provides that the Reporting Persons will vote against any competing proposal that could reasonably be expected to materially impede, discourage or adversely affect the transactions contemplated by the Agreement. This Voting Agreement terminates upon the earliest to occur of (i) the closing of the Agreement; (ii) the date of termination of the Agreement in accordance with its terms; (iii) the date upon which an amendment to any term of the Agreement that is materially adverse to the shareholders, including any decrease in the price to be paid per share of common stock purchased by Holdings pursuant to the Agreement or any reduction in the purchase price to be paid by Holdings pursuant to the Agreement, is effected; (iv) June 26, 2007, unless the principal member of Holdings has received all of the funding for the transaction by such date; and (v) September 30, 2007. In addition, each shareholder may elect to terminate the Voting Agreement as to such shareholder’s shares at any time during which the Issuer may terminate the Agreement, if during such period (i) the Issuer receives a competing proposal; and (ii) the Issuer’s advisors inform its board of directors that such competing proposal constitutes a Superior Proposal as defined in the Agreement. The foregoing summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to Voting Agreement attached hereto as Insert 2.

Item 7. Material to Be Filed as Exhibits

Powers of Attorney for each of the persons filing this Schedule have been filed with the Securities and Exchange Commission as Exhibit 2 to Amendment No. 3 dated June 28, 1991 and are incorporated herein by reference. Attached hereto as Insert 2 is a copy of the Voting Agreement identified in Items 4 and 6 of this Schedule.

The persons filing this Schedule disclaim that the provisions of Section 13(d) of the Securities Exchange Act of 1934 and the Rules and Regulations promulgated by the Securities and Exchange Commission thereunder are applicable to their respective shares of the Issuer’s Common Stock.

Signature

Each of the undersigned hereby certifies after reasonable inquiry, that to the best of his/her knowledge and belief, the information set forth in this statement is true, complete and correct.

Date:    May 29, 2007

Edgar M. Cullman*
Edgar M. Cullman, individually, Attorney in Fact
and as Trustee of the Trusts of which he is a Trustee
as indicated on Insert 1 hereto

Louise B. Cullman*
Louise B. Cullman, individually and as Trustee of the
Trusts of which she is a Trustee as indicated on
Insert 1 hereto

Susan B. Cullman*
Susan R. Cullman, individually and as
Trustee of the Trusts of which she is a Trustee as
indicated on Insert 1 hereto

Edgar M. Cullman, Jr.*
Edgar M. Cullman, Jr., individually, Attorney in Fact and as Trustee of the Trusts of which he is a Trustee as indicated on Insert 1 hereto

Lucy C. Danziger*
Lucy C. Danziger, individually and as Trustee of the
Trusts of which she is a Trustee as indicated on
Insert 1 hereto

John L. Ernst*
John L. Ernst, individually, Attorney in Fact and as Trustee of the
Trusts of which he is a Trustee, as Custodian,
all as indicated on Insert 1 hereto

Carolyn S. Fabrici*
Carolyn S. Fabrici, individually and as Trustee of the
Trusts of which she is a Trustee as indicated on
Insert 1 hereto

/s/ Frederick M. Danziger
Frederick M. Danziger, individually and as Trustee
of the Trusts of which he is Trustee as indicated on
Insert 1 hereto

Elissa F. Cullman*
Elissa F. Cullman, individually and as Trustee of the
Trusts of which she is Trustee as indicated on Insert
1 hereto

Rebecca D. Gamzon*
Rebecca D. Gamzon,
individually (formerly known as Rebecca B. Danziger) as
custodian for Andrew Gamzon and Sarah Gamzon

Matthew L. Ernst*
Matthew L. Ernst, individually as custodian for Jonah
Ernst and Odessa Ernst

Margot P. Ernst*
Margot P. Ernst, not individually but as Trustee of the Trusts of which she is a Trustee as indicated on Insert 1 hereto

Alexandra Ernst*
Alexandra Ernst, individually and as Trustee of the Trusts of which she is a Trustee as indicated on Insert 1 hereto and as custodian for
Cooper Siegel

David M. Danziger*
David M. Danziger, individually as custodian for Sunaina Danziger and Sameena Danziger and as trustee of Trust of which he is a Trustee as indicated on Insert 1 hereto.

Carolyn B Sicher*
Carolyn B Sicher Individually and as Trustee of Trusts of which she is a Trustee as indicated on Insert 1 hereto

Benjamin Stewart*
Benjamin Stewart Individually

Edgar Cullman III*
Edgar Cullman III Individually and as Trustee of Trusts which he is a Trustee as indicated on Insert 1

Samuel B Cullman*
Samuel B Cullman Individually and as Trustee of Trusts which he is a Trustee as indicated on Insert 1

Georgina D. Cullman
Georgina D Cullman Individually and as Trustee of Trusts which she is a Trustee as indicated on Insert 1

Jessica P Ernst*
Jessica P. Ernst Individually

*By: /s/ Frederick M. Danziger
Frederick M. Danziger
Attorney-in-Fact

Insert 1 to
Doral Financial Corporation
Schedule 13D Amendment No. 7

Item 2.             Identity and Background and
Item 5.             Interest in Securities of the Issuer

		(3)
		Present Principal occupation or	(4)
		employment and the name,	(Item 5)
		principal business and address	Number of Shares of		Total number of
		of any corporation or other	Common Stock acquired		shares of Common
(1)	(2)	organization in which such	or disposed of since		Stock owned on the	Percentage of Class of
Name	Residence Address	employment is conducted.	January 1, 1994. (1)		date hereof.(1)	Common Stock.(1)
(Item 2(a) and 5)	(Item 2(b))	(Item 2(c))	(i)		(ii)	(iii)

1. Edgar M. Cullman (“EMC”)	2 E. 70th St. New York, NY			(2)	311,309.29

2. Edgar M. Cullman, Jr. (“EMC, Jr.”)	770 Park Avenue New York, NY	Co-managing Member Culbro LLC			199,273.18

3. Elissa F. Cullman (“EFC”)	770 Park Avenue New York, NY	Interior Decorator			133,251.12

4. Louise B. Cullman (“LBC”)	2 E. 70th St. New York, NY	Housewife			336,265.31

5. Susan R. Cullman (“SRC”)	812 Park Ave. New York, NY	Housewife			288,810.27

6. Lucy C. Danziger (“LCD”)	2 E. 73rd St. New York, NY	Housewife			342,832.32

(1)   Includes the respective number of shares of Common Stock, which the person has the right to acquire upon the conversion of the shares of Preferred Stock held by such person. The Preferred Stock is currently convertible two shares of Common Stock for each share of Preferred Stock.

(2)   Gifts.

7. Frederick M. Danziger (“FMD”)	2 E. 73rd St. New York, NY		79,651.07

8. David M. Danziger (“DMD”)		Co-managing Member Culbro, LLC	3,430.00

9. Rebecca D. Gamzon (“RDG”)			15,330.01

10. John L. Ernst (“JLE”)	860 U.N. Towers New York, NY	Chairman & President Bloomingdale Properties, Inc.* (Investments) 641 Lexington Ave. New York, NY	102,051.09

11. Alexandra Ernst (“AE”)	120 Bis Blvd. Montpamesse 75014 Paris, France	Writer	25,182.02

12. LCD, EMC, Jr. and SRC, Trustees u/w/o Joseph F. Cullman Jr. f/b/o: EMC			1,074,114	1.0

13. Carolyn S. Fabrici (“CSF”)	P.O. Box 4708 42630 North 54th St. Cave Creek, AZ 85331	Housewife	47,322.04

14. Matthew L. Ernst (“MLE”)			11,250.01

15. Benjamin C. Stewart (“BCS”)			22,500.02

16. Louise B. and Edgar M.		EMC, Chairman of the Board	292,587.27
Cullman Foundation, Inc.		SRC, President
		LBC, Vice President
		EMC, JR., Treasurer
		LCD, Secretary

* Business address: 641 Lexington Avenue, New York, NY 10022

17 Edgar M. Cullman III, (“EMC III”)	190,617.18
18 Samuel B. Cullman, (“SBC”)	142,983.13
19 Georgina D. Cullman, (“GDC”)	85,996.08

20 Caroline B. Sicher, (“CBS”)	231,299.21

21. EMC and LBC, Trustees u/i/o LBC (12/16/43)* f/b/o:
LCD	153,126.14

22. EMC, LBC and SRC, Trustees u/i/o Samuel J. Bloomingdale (“SJB”) and Rita G. Bloomingdale (“RGB”) (1/10/50)* f/b/o:
SRC	480,420.45

23. EMC, LBC and SRC, Trustees u/i/o EMC and LBC (3/21/50)* f/b/o:
SRC	96,426.09

24. EMC, LBC and LCD, Trustees u/i/o SJB (12/21/50)* f/b/o:
LCD	242,478.22

25. EMC, LBC and EMC, Jr., Trustees u/i/o SJB (12/21/50)* f/b/o:
EMC, Jr.	64,426.06

EMC, JR., LCD and SRC, Trustees EMC and LBC (12/7/98)
f/b/o:
26. DMD	21,228.02
27. RDG	21,228.02
28. EMC, III	21,228.02
29. SBC	21,228.02
30. GDC	21,228.02
31. CBS	21,228.02

* Business address: 641 Lexington Avenue, New York, NY 10022

32. EMC, LBC and SRC, Trustees u/i/o SJB (12/21/50)* f/b/o:
SRC	198,000.18

33. EMC, LBC and LCD, Trustees u/i/o RGB (12/21/50)* f/b/o:
LCD	12,762.01

34. EMC, LBC and EMC, Jr., Trustees u/i/o RGB (12/21/50)* f/b/o:
EMC, Jr.	25,766.02

35. EMC, LBC and SRC, Trustees u/i/o RGB (12/21/50)* f/b/o:
SRC	79,560.07

36. EMC, LBC and LCD, Trustees u/i/o RGB (6/14/51)* f/b/o:
LCD	326,412.30

37. EMC, LBC and EMC, Jr., Trustees u/i/o RGB (6/14/51)* f/b/o:
EMC, Jr.	76,710.07

38. EMC, LBC and SRC, Trustees u/i/o RGB (6/14/51)* f/b/o:
SRC	234,810.22

39. LBC, JLE, MPE and AE, Trustees u/i/o SJB (12/21/50)* f/b/o:
JLE	11,250.01

40. LBC, JLE, CSF and AE, Trustees u/i/o RGB (/614/51)* f/b/o:
DPE	22,500.02

41. EMC, JR. and EFC, Trustees u/a EMC, JR. (12/21/95)* f/b/o:
Descendants of EMC, JR.	18,135.02

* Business address: 641 Lexington Avenue, New York, NY 10022

42. LBC, Margot P. Ernst (“MPE”), AE and JLE, Trustees u/i/o Susan B. Ernst (“SBE”) (4/9/52)* f/b/o:
Descendants of JLE	50,526.05

43. LBC, JLE, AE and CSF, Trustees u/i/o SBE (4/9/52)* f/b/o:
Descendants of CSF	34,596.03

44. EMC, LCD, EMC, Jr. and SRC, Trustees u/i/o LBC (1/6/53)* f/b/o:
Descendants of LCD	53,100.05
Descendants of EMC, Jr.	375,462.34
Descendants of SRC	128,754.12

45. LBC, MPE, AE and JLE, Trustees u/i/o SBE (1/6/53)* f/b/o:
Descendants of JLE	23,220.02

46. LBC, JLE, AE and CSF, Trustees u/i/o SBE (1/6/53)* f/b/o:
Descendants of CSF	105,318.10

47. EMC, LCD, EMC, Jr. and SRC, Trustees u/i/o LBC (6/30/54)* f/b/o:
Descendants of LCD	44,496.04
Descendants of EMC, Jr.	338,274.31
Descendants of SRC	376,902.35

48. EMC, LCD and DMD, Trustees EMC and LBC (3/25/03)* f/b/o:
DMD	8,050.00

49. EMC, LCD and RDG, Trustees EMC and LBC (3/25/03)* f/b/o:
RDG	8,050.00

50. EMC, EMC, JR. and EMC, III, Trustees EMC and LBC (3/25/03)* f/b/o:
EMC, III	8,050.00

51. EMC, EMC, JR. and SBC, Trustees EMC and LBC (3/25/03)* f/b/o:
SBC	8,050.00

52. EMC, EMC, JR. and GDC, Trustees EMC and LBC (3/25/03)* f/b/o:
GDG	8,050.00

53. EMC, SRC and CBS, Trustees EMC and LBC (3/25/03)* f/b/o:
CBS	8,050.00

* Business address: 641 Lexington Avenue, New York, NY 10022

54. LBC, LCD, EMC, Jr. and SRC, Trustees u/i/o EMC (3/23/55)* f/b/o:
Descendants of LCD	33,,345	.03
Descendants of EMC, Jr.	146,934.14
Descendants of SRC	41,400.04

55. EMC, LCD, EMC, Jr. and SRC, Trustees u/i/o LBC (3/23/55)* f/b/o:
Descendants of LCD	28,125.03
Descendants of EMC, Jr.	97,848.09
Descendants of SRC	48,600.05

56. EMC, LBC, EMC, Jr. and LCD, Trustees u/i/o SJB (8/2/55)* f/b/o:
Descendants of LCD	57,600.05

57. EMC, LBC, LCD and EMC, Jr., Trustees u/i/o SJB (8/2/55)* f/b/o:
Descendants of EMC, Jr.	341,010.32

58. EMC, LBC, LCD and SRC, Trustees u/i/o SJB (8/2/55)* f/b/o:
Descendants of SRC	269,658.25

59. LBC, MPE, AE and JLE, Trustees u/i/o SJB (8/2/55)* f/b/o:
Descendants of JLE	28,746.03

60. FMD, Trustee LCD 2005 GRAT* f/b/o:
DMD	24,663.02
RDG	24,663.02

61. FMD and DMD, Trustees DMD 2006 GRAT* f/b/o:
DMD	40,000.04

62. FMD and RDG, Trustees RDG 2005 GRAT* f/b/o:
RDG	37,418.03

* Business address: 641 Lexington Avenue, New York, NY 10022

63. EMC, LBC and LCD, Trustees u/w/o RGB (2/29/56)* f/b/o:
Descendants of LCD	69,552.06

64. EMC, LBC and EMC, Jr., Trustees u/w/o RGB (2/29/56)* f/b/o:
Descendants of EMC, Jr.	161,604.15

65. EMC, LBC and SRC, Trustees u/w/o RGB (2/29/56)* f/b/o:
Descendants of SRC	82,710.08

66. EMC, LBC, CSF, AE and JLE, Trustees u/w/o RGB (2/29/56)* f/b/o:
Descendants of JLE	226,242.21

67. EMC, LBC, JLE and CSF, Trustees u/w/o RGB (2/29/56)* f/b/o:
Descendants of CSF	352,242.33

68. EMC, LBC and EMC, Jr., Trustees u/w/o F.W. Cullman (7/23/59)* f/b/o:
LCD	100,530.09
EMC, Jr.	59,930.06
SRC	126,126.12

69. EMC, LCD and FMD, Trustees u/i/o SJB (4/15/66)* f/b/o:
DMD	94,716.09

* Business address: 641 Lexington Avenue, New York, NY 10022

70. FMD, LCD and EMC, Jr., Trustees u/i/o EMC (12/26/72)* f/b/o:
LCD and DMD	169,200.16
LCD and RDG	198,000.18

71. FMD, LCD, SRC and EMC, Jr., Trustees u/i/o EMC (12/23/76)* f/b/o:
DMD	105,750.10
RDG	161,550.15

72. LBC, MPE, AE and JLE, Trustees u/i/o RGB (6/14/51)* f/b/o:
JLE	38,988.04

73. LCD, SRC, JLE and EFC, Trustees u/i/o EMC, Jr. (12/25/76)* f/b/o:
EMC III	69,012.06
SBC	68,940.06

74. EMC, Jr., SRC, LCD and EFC, Trustees u/i/o EMC (12/23/76)* f/b/o:
EMC III	118,620.11
SBC	110,448.10

75. EMC, Jr., SRC, LCD and FMD, Trustees u/i/o EMC (12/23/76)* f/b/o:
GDC	103,932.10

76. JLE, MPE, CSF, FMD and EMC, Jr., Trustees u/c/o/w Richard C. Ernst (6/19/84)* f/b/o:
Benjamin C. Stewart	53,964.05

* Business address: 641 Lexington Avenue, New York, NY 10022

77. Jessica P. Ernst*	22,500.02

78. JLE, as Guardian f/b/o:*
DPE	60,120.06

79. JLE, LBC, EMC, CSF and AE, Trustees u/c/w/o RGB (2/29/56)* f/b/o:
Descendants of JLE	42,714.04

80. AE, as Custodian f /b/o:*
Cooper S. Siegel, a minor (“CSS”)	675.00

81. MLE, as Custodian f/b/o:*
Jonah L. Ernst, a minor (“JLE”)	675.00
Odessa J. Ernst, a minor (“OJE”)	675.00

82. DMD, as Custodian f/b/o
Sunaina L. Danziger, a minor (“SLD”)	24,189.02
Sameena J. Danziger, a minor (“SJD”)	11,700.01

83. RDG, as Custodian f/b/o:*
Andrew B. Gamzon, a minor (“ABG”)	14,209.00
Sarah D. Gamzon, a minor (“SDG”)	10,627.00

Total	11,565,299	10.71

* Business address: 641 Lexington Avenue, New York, NY 10022

EXECUTION COPY

VOTING AGREEMENT

VOTING AGREEMENT, dated as of May 16, 2007 (this “Agreement”), by and among Doral Holdings Delaware, LLC, a Delaware limited liability company (“Holdings”), Edgar M. Cullman, Edgar M. Cullman, Jr., John L. Ernst, Louise B. Cullman, Susan R. Cullman, Frederick M. Danziger and Lucy C. Danziger and the other persons set forth on Schedule 1 hereto (each an “Individual Shareholder”) and the trusts set forth on Schedule 1 hereto (each, a “Trust Shareholder” and together with the Individual Shareholders, the “Shareholders”).

W I T N E S S E T H:

WHEREAS, concurrently with the execution of this Agreement, Holdings, Doral Financial Corporation (the “Company”) and, to the extent provided therein, Doral Holdings, L.P. are entering into a Stock Purchase Agreement, dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the “SPA”), pursuant to which, among other things, Holdings will purchase from the Company 968,253,968 shares (subject to adjustment as provided in the SPA, the “Purchased Stock”) of the common stock (the “Common Stock”), par value (upon the Closing) $0.01 per share.

WHEREAS, as a condition and inducement to Holdings entering into the SPA, Holdings has required that the Shareholders agree, and each of the Shareholders has agreed, to enter into this Agreement and abide by the covenants and obligations with respect to such Shareholder’s Shares (as hereinafter defined) set forth herein.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

GENERAL

1.1.          Defined Terms.  The following capitalized terms, as used in this Agreement, shall have the meanings set forth below.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the SPA.

“Encumbrance” means any security interest, pledge, mortgage, lien (statutory or other), charge, option to purchase, lease or other right to acquire any interest or any claim, restriction, covenant, title defect, hypothecation, assignment, deposit arrangement or other encumbrance of any kind or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement); provided, that a security interest of a financial institution for indebtedness owed by a Shareholder shall not be deemed an Encumbrance so long as the Shareholder retains sole voting power with respect to such Shares.  The term “Encumber” shall have a correlative meaning.

“Person” means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity, or any group comprised of two or more of the foregoing.

“Shares” means, with respect to each Shareholder, the shares of Common Stock owned by such Shareholder as set forth in Schedule 1 hereto.

“Transfer” means, directly or indirectly, to sell, transfer, assign, pledge, Encumber, hypothecate or similarly dispose of (by merger, operation of law or otherwise), ,or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, Encumbrance, hypothecation or similar disposition of (by merger, by operation of law or otherwise); provided, that a dissolution of a trust required by the terms thereof, or a voluntary dissolution of a trust in which all of the beneficiaries who receive shares of Common Stock upon such dissolution agree to be bound by the terms of this Agreement, shall not be deemed a “Transfer” for purposes of this Agreement.

ARTICLE II

VOTING

2.1.          Agreement to Vote.  Each Shareholder hereby agrees that during the term of this Agreement, at the Company Shareholders Meeting or any other meeting of the shareholders of the Company, however called, including any adjournment or postponement thereof, or in connection with any written consent of the shareholders of the Company, such Shareholder shall, in each case to the fullest extent that such Shareholder’s Shares are entitled to vote thereon or consent thereto:

(a)           appear at each such meeting or otherwise cause such Shareholder’s Shares to be cast in accordance with the applicable procedures relating thereto so as to ensure that they are duly counted as present thereat for purposes of calculating a quorum; and

(b)           vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of such Shareholder’s Shares (i) in favor of the issuance of the Purchased Stock and approval of the Charter Amendment; (ii) in favor of any Reverse Stock Split proposed by the Company in accordance with the SPA; (iii) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the SPA, or of any Shareholder contained in this Agreement; and (iv) against any Competing Proposal or any other action, agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect the transactions contemplated by the SPA or this Agreement or the performance by such Shareholder of its obligations under this Agreement, including, in each case except to the extent contemplated by the SPA or consented to in writing by Holdings: (A) any

2

extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its Subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company or any of its Subsidiaries or a reorganization, recapitalization or liquidation of the Company or any of its Subsidiaries; (C) an election of new members to the board of directors of the Company, other than nominees to the board of directors of the Company who are serving as directors of the Company on the date of this Agreement; (D) any material change in the present capitalization or dividend policy of the Company or any amendment or other change to the Company’s certificate of incorporation or bylaws; or (E) any other material change in the Company’s corporate structure or business.  Notwithstanding the foregoing, nothing in this Agreement shall be deemed to prohibit the Shareholder, to the extent applicable, from fulfilling his obligations as a director of the Company.

2.2.          No Inconsistent Agreements.  Each Shareholder hereby covenants and agrees that, except for this Agreement, such Shareholder (a) has not entered into, and shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to such Shareholder’s Shares and (b) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy, consent or power of attorney with respect to such Shareholder’s Shares other than those certain irrevocable proxies that have been provided to Holdings prior to the date hereof, which shall be subject to Section 4.3.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

3.1.          Representations and Warranties of Individual Shareholders.  Each Individual Shareholder hereby represents and warrants to Holdings as follows:

(a)           Authorization; Validity of Agreement; Necessary Action.  Such Individual Shareholder has the legal capacity and all requisite power and authority to enter into this Agreement, to perform his or her obligations hereunder and to consummate the transactions contemplated hereby.  This Agreement has been duly executed and delivered by such Individual Shareholder and, assuming this Agreement constitutes a valid and binding obligation of Holdings, constitutes a valid and binding obligation of such Individual Shareholder, enforceable against him or her in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b)           Ownership.  Such Individual Shareholder’s Shares are owned by such Individual Shareholder.  As of the date hereof, such Individual Shareholder’s Shares constitute all of the shares of Common Stock owned by such Individual Shareholder.  Such Individual Shareholder has and will have at all times through the Closing Date sole (or to the extent set forth on Schedule 1, shared) voting power, sole (or to the extent set forth on Schedule 1, shared) power of disposition, sole (or to the extent set forth on Schedule 1, shared) power to issue instructions with respect to the matters set forth in Article II hereof, and sole (or to the extent set forth on Schedule 1, shared) power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Individual Shareholder’s Shares.

3

3.2.          Representations and Warranties of Trust Shareholders.  Each Trust Shareholder hereby represents and warrants, to the best of its knowledge but without any review of law or the underlying trust agreements, to Holdings, as follows:

(a)           Authorization; Validity of Agreement; Necessary Action.  Such Trust Shareholder has the legal capacity and all requisite power and authority to enter into this Agreement.  This Agreement has been duly executed and delivered by such Trust Shareholder and, assuming this Agreement constitutes a valid and binding obligation of Holdings, constitutes a valid and binding obligation of the Trust Shareholder, enforceable against it in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b)           Ownership.  Such Trust Shareholder’s Shares are owned by such Trust Shareholder.  As of the date hereof, such Trust Shareholder’s Shares constitute all of the shares of Common Stock owned by such Trust Shareholder.  The trustees executing and delivering this Agreement on behalf of such Trust Shareholder have and will have at all times through the Closing Date sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares owned by such Trust Shareholder.

3.3.          Representations and Warranties of Attorneys-in-Fact.  Each person who has executed this Agreement as attorney-in-fact hereby represents that he or she has a valid power of attorney with respect to each person for whom they executed this Agreement.

ARTICLE IV

OTHER COVENANTS

4.1.          Prohibition on Transfers, Other Actions.  Each Shareholder hereby agrees not to (i) Transfer any of such Shareholder’s Shares or any interest therein, (ii) enter into any agreement, arrangement or understanding with any Person, or take any other action, that violates or conflicts with or would reasonably be expected to violate or conflict with, or result in or give rise to a violation of or conflict with, such Shareholder’s representations, warranties, covenants and obligations under this Agreement, or (iii) take any action that would restrict or otherwise affect such Shareholder’s legal power, authority and right to comply with and perform such Shareholder’s covenants and obligations under this Agreement.

4.2.          Stock Dividends, etc.  In the event of a stock split, stock dividend or distribution, or any change in the Common Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

4.3.          Proxies.  Each person who has been granted a proxy, consent or power of attorney for a Shareholder with power to vote Shares on behalf of such Shareholder prior to the

4

termination of this Agreement will not terminate, modify or waive any term of such proxy, consent or power of attorney without the prior written consent of Holdings.

ARTICLE V

MISCELLANEOUS

5.1.          Termination.  This Agreement shall terminate and be of no further force or effect upon the earliest to occur of (i) the Closing under the SPA, (ii) the date of termination of the SPA in accordance with its terms, (iii) the date upon which an amendment to any term of the SPA that is materially adverse to the Shareholders, including any decrease in the price to be paid per share of Common Stock purchased by Holdings pursuant to the SPA or any reduction in the Purchase Price to be paid by Holdings pursuant to the SPA, is effected, (iv) June 26, 2007, unless Parent shall have received all of the Equity Commitments by such date and shall have so certified to the Shareholders, and (v) September 30, 2007.  Nothing in this Section 5.1 shall relieve or otherwise limit any party of liability for willful breach of this Agreement.  In addition, each Shareholder may elect to terminate this Agreement as to such Shareholder’s Shares at any time during which the Company may terminate the SPA pursuant to Section 7.1(i) thereof if during such period (i) the Company receives a Competing Proposal, and (ii) the Company’s board of directors receives the written opinion of its financial advisor, Rothschild Inc., stating that such Competing Proposal constitutes a Superior Proposal (using the definition thereof contained in the SPA but substituting “Rothschild Inc.” for “Board of Directors of the Company” in such definition).

5.2.          Additional Equity Commitments.  Holdings shall provide a report to the Shareholders as to the status of the Equity Commitments prior to or on June 12, 2007.

5.3.          No Ownership Interest.  Nothing contained in this Agreement shall be deemed to vest in Holdings any direct or indirect ownership or incidence of ownership of or with respect to any Shares.  All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the applicable Shareholder, and Holdings shall have no authority to direct any Shareholder in the voting or disposition of any of the Shares, except as otherwise provided herein.

5.4.          Notices.  All notices required or permitted hereunder shall be in writing and shall be deemed effectively given (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next Business Day or (iii) one Business Day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.  All communications shall be sent to the addresses set forth below or such other address or facsimile number as a party may from time to time specify by notice to the other parties hereto:

(a)           if to Holdings to:

Doral Holdings Delaware, LLC

c/o Bear Stearns Merchant Banking

383 Madison Avenue

New York, NY 10179

5

Telephone: (212) 272-2000

Fax: (212) 881-9516

Attn:       David E. King

Robert Juneja

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, N.Y.  10017

Telephone: (212) 455-2000

Fax: (212) 455-2502

Attn:       Lee Meyerson

Ellen Patterson

and

Kirkland & Ellis LLP

153 East 53rd Street

New York, N.Y. 10022

Telephone: (212) 446-4800

Fax: (212) 446-6460

Attn:       Michael T. Edsall

(b)           if to Edgar M. Cullman or Edgar M. Cullman, Jr. at:

c/o Culbro, LLC

880 Third Avenue

New York, New York 10022

Telephone: (646) 461-9276

Fax: (646) 461-9289

(c)           if to Frederick M. Danziger at:

c/o Griffin Land Nurseries, Inc.

One Rockefeller Plaza, Suite 2301

New York, N.Y. 10020

Telephone: (212) 218-7910

Fax: (212) 218-7917

(d)           if to any other Shareholder, then at 641 Lexington Avenue, New York, NY 10022.

5.5.          Interpretation.  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless

6

otherwise specified.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

5.6.          Counterparts.  This Agreement may be executed by facsimile and in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

5.7.          Entire Agreement.  This Agreement and, to the extent referenced herein, the SPA, together with the several agreements and other documents and instruments referred to herein or therein or annexed hereto or thereto, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

5.8.          Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a)           This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the principles of conflicts of law.  Each party irrevocably submits to the exclusive jurisdiction and venue of the Supreme Court of the State of New York, New York County, and the courts hearing appeals therefrom, for any action, suit or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby.  Each party irrevocably and unconditionally waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any such action, suit or proceeding, any claim that is not personally subject to the jurisdiction of the aforesaid courts for any reason, other than the failure to serve process in accordance with this Section 5.8, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable law, that the action, suit or proceeding in any such court is brought in an inconvenient forum, that the venue of such action, suit or proceeding is improper, or that this Agreement, or the subject matter hereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the party is entitled pursuant to the final judgment of any court having jurisdiction.  Each of the parties expressly acknowledges that the foregoing waivers are intended to be irrevocable under the laws of the State of New York and of the United States of America; provided that consent by the parties hereto to jurisdiction and service contained in this Section 5.8 is solely for the purpose referred to in this Section 5.8 and shall not be deemed to be a general submission to said courts or in the State of New York other than for such purpose.

(b)           Each of Holdings and each of the Shareholders irrevocably consent to the service of process out of any of the aforementioned courts in any such action, suit or proceeding by the mailing of copies thereof by registered mail, postage prepaid, to such party at its address

7

specified pursuant to Section 5.4, such service of process to be effective upon acknowledgment of receipt of such registered mail.

5.9.          Amendment; Waiver.  This Agreement may not be amended except by an instrument in writing signed by Holdings and, to the extent such amendment relates to a Shareholder, such Shareholder.  Each party may waive any right of such party hereunder by an instrument in writing signed by such party and delivered to Holdings and the applicable Shareholder(s).

5.10.        Remedies.  The parties hereto agree that irreparable damage would occur in the event that any provision in this Agreement were not performed in accordance with the terms hereof and that Holdings shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

5.11.        Severability.  In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are fulfilled to the extent possible.

5.12.        Successors and Assigns; Third Party Beneficiaries.  Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, permitted assigns, heirs, executors and administrators of the parties hereto.  This Agreement may not be assigned by a party without the prior written consent of the other party (and any purported assignment without such consent shall be void and without effect), except that Holdings may assign all or any of its rights and obligations hereunder to any Person to which it assigns any of rights or obligations under the SPA. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

[Remainder of this page intentionally left blank]

8

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.

DORAL HOLDINGS DELAWARE, LLC

By:	Doral Holdings, L.P.
Its:	Managing Member

By:	Doral GP Ltd.
Its:	General Partner

By:
Name:
Title:

EDGAR M. CULLMAN, individually and as Trustee of the Trusts of which he is a Trustee as indicated on Schedule 1

EDGAR M. CULLMAN, JR., individually and as Trustee of the Trusts of which he is a Trustee as indicated on Schedule 1

9

JOHN L. ERNST, individually and as Trustee of the Trusts of which he is a Trustee, as Custodian and Guardian, all as indicated on Schedule 1

LOUISE B. CULLMAN, individually and as Trustee of the Trusts of which she is a Trustee as indicated on Schedule 1

SUSAN R. CULLMAN, individually and as Trustee of the Trusts of which she is a Trustee as indicated on Schedule 1

FREDERICK M. DANZIGER, individually and as Trustee of the Trusts of which he is a Trustee as indicated on Schedule 1

LUCY C. DANZIGER, individually and as Trustee of the Trusts of which she is a Trustee as indicated on Schedule 1

DAVID M. DANZIGER, individually and as Trustee of the Trusts of which he is a Trustee, as Custodian and Guardian, all as indicated on Schedule 1

10

ELISSA F. CULLMAN, individually and as Trustee of the Trusts of which she is a Trustee as indicated on Schedule 1

GEORGINA D. CULLMAN, individually and as Trustee of the Trusts of which she is a Trustee as indicated on Schedule 1

ALEXANDRA ERNST, individually and as Trustee of the Trusts of which she is a Trustee, as Custodian and Guardian, all as indicated on Schedule 1

MARGOT P. ERNST, not individually but as Trustee of the Trusts of which she is a Trustee as indicated on Schedule 1

CAROLYN S. FABRICI, not individually but as Trustee of the Trusts of which she is a Trustee as indicated on Schedule 1

REBECCA D. GAMZON, not individually but as Trustee of the Trusts of which she is a Trustee, as Custodian and Guardian, all as indicated on Schedule 1

11

CAROLYN B. SICHER, not individually but as Trustee of the Trusts of which she is a Trustee as indicated on Schedule 1

MATTHEW L. ERNST, individually and as Guardian as indicated on Schedule 1

12

Schedule 1

SHAREHOLDERS

Individual Shareholders

Shareholder	Guardian (if any)	Shares of Common Stock	Shares Subject to Shared Voting Power	Details of Shared Voting Power
Louise B. Cullman		336,265
Dorothy P. Ernst	GUARDIAN John L. Ernst	60,120
Matthew L. Ernst		11,250
Carolyn S. Fabrici		47,322
Edgar M. Cullman, Jr.		199,273
Rebecca D. Gamzon		15,330
Edgar M. Cullman		311,309
Susan R. Cullman		288,810
Benjamin C. Stewart		22,500
Edgar M. Cullman, III		190,617
Samuel B. Cullman		142,983
Carolyn B. Sicher		231,299
Frederick M. Danziger		79,651
Georgina D. Cullman		85,996
Jessica P. Ernst		22,500
Alexandra Ernst		25,182
Cooper S. Siegel	GUARDIAN Alexandra Ernst	675
John L. Ernst		102,051
Lucy C. Danziger		342,832
David M. Danziger		3,430

Shareholder	Guardian (if any)	Shares of Common Stock	Shares Subject to Shared Voting Power	Details of Shared Voting Power
Sunaina L. Danziger	GUARDIAN David M. Danziger	24,189
Sameena J. Danziger	GUARDIAN David M. Danziger	11,700
Jonah Ernst	GUARDIAN Matthew L. Ernst	675
Odessa J. Ernst	GUARDIAN Matthew L. Ernst	675
Elissa F. Cullman		133,251
Andrew B. Gamzon	GUARDIAN Rebecca D. Gamzon	14,209
Sarah D. Gamzon	GUARDIAN Rebecca D. Gamzon	10,627

Trust Shareholders

Shareholder	Created by	Dated	Trustees	Shares of Common Stock
Trust fbo David M. Danziger	Edgar M. Cullman & Louise B. Cullman	12/7/1998	Edgar M. Cullman, Jr., Lucy C. Danziger, Susan R. Cullman	21,228
David M. Danziger Charitable Remainder UNITRUST	Edgar M. Cullman & Louise B. Cullman	3/25/2003	Edgar M. Cullman., Lucy C. Danziger, David M. Danziger	8,050
Trust fbo Rebecca D. Gamzon	Edgar M. Cullman & Louise B. Cullman	12/7/1998	Edgar M. Cullman, Jr., Lucy C. Danziger, Susan R. Cullman	21,228
Rebecca D. Gamzon Charitable Remainder UNITRUST	Edgar M. Cullman & Louise B. Cullman	3/25/2003	Edgar M. Cullman, Lucy C. Danziger, Rebecca D. Gamzon	8,050
Trust fbo Edgar M. Cullman III	Edgar M. Cullman & Louise B. Cullman	12/7/1998	Edgar M. Cullman, Jr., Lucy C. Danziger, Susan R. Cullman	21,228

Shareholder	Created by	Dated	Trustees	Shares of Common Stock
Edgar M. Cullman III Charitable Remainder UNITRUST	Edgar M. Cullman & Louise B. Cullman	3/25/2003	Edgar M. Cullman, Jr., Edgar M. Cullman, Edgar M. Cullman III	8,050
Trust fbo Samuel B. Cullman	Edgar M. Cullman & Louise B. Cullman	12/7/1998	Edgar M. Cullman, Jr., Lucy C. Danziger, Susan R. Cullman	21,228
Samuel B. Cullman Charitable Remainder UNITRUST	Edgar M. Cullman & Louise B. Cullman	3/25/2003	Edgar M. Cullman, Jr., Edgar M. Cullman, Samuel B. Cullman	8,050
Trust fbo Georgina D. Cullman	Edgar M. Cullman & Louise B. Cullman	12/7/1998	Edgar M. Cullman, Jr., Edgar M. Cullman, Georgina D. Cullman	21,228
Georgina D. Cullman Charitable Remainder UNITRUST	Edgar M. Cullman & Louise B. Cullman	3/25/2003	Edgar M. Cullman, Jr., Lucy C. Danziger, Susan R. Cullman	8,050
Trust fbo Carolyn B. Sicher	Edgar M. Cullman & Louise B. Cullman	12/7/1998	Edgar M. Cullman, Jr., Lucy C. Danziger, Susan R. Cullman	21,228
Carolyn B. Sicher Charitable Remainder UNITRUST	Edgar M. Cullman & Louise B. Cullman	3/25/2003	Edgar M. Cullman, Susan R. Cullman, Carolyn B. Sicher	8,050
Lucy C. Danziger 2005 GRAT	Lucy C. Danziger	4/27/2005	Frederick M. Danziger	24,663
Lucy C. Danziger 2005 GRAT	Lucy C. Danziger	4/27/2005	Frederick M. Danziger	24,663
David M. Danziger 2006 GRAT	David M. Danziger	4/16/2006	David M. Danziger, Frederick M. Danziger	40,000
Rebecca D. Gamzon 2005 GRAT	Rebecca D. Gamzon	4/21/2005	Frederick M. Danziger, Rebecca D. Gamzon	37,418
Trust F/B/O Susan R. Cullman	Samuel J. Bloomingdale & Rita G. Bloomingdale	1/10/1950	Edgar M. Cullman, Louise B. Cullman, Susan R. Cullman	480,420
Trust F/B/O Susan R. Cullman	Edgar M. Cullman & Louise B. Cullman	3/21/1950	Edgar M. Cullman, Louise B. Cullman, Susan R. Cullman	96,426
Trust F/B/O Lucy C. Danziger	Samuel J. Bloomingdale	12/21/1950	Edgar M. Cullman, Louise B. Cullman, Lucy C. Danziger	242,478

Shareholder	Created by	Dated	Trustees	Shares of Common Stock
Trust F/B/O Edgar M. Cullman Jr.	Samuel J. Bloomingdale	12/21/1950	Edgar M. Cullman, Louise B. Cullman, Edgar M. Cullman, Jr.	64,426
Trust F/B/O Susan R. Cullman	Samuel J. Bloomingdale	12/21/1950	Edgar M. Cullman, Louise B. Cullman, Susan R. Cullman	198,000
Trust F/B/O John L. Ernst	Samuel J. Bloomingdale	12/21/1950	Louise B. Cullman, John L. Ernst, Margot P. Ernst & Alexandra Ernst	11,250
Trust F/B/O Lucy C. Danziger	Rita G. Bloomingdale	12/21/1950	Edgar M. Cullman, Louise B. Cullman, Lucy C. Danziger	12,762
Trust F/B/O Edgar M. Cullman, Jr.	Rita G. Bloomingdale	12/21/1950	Edgar M. Cullman, Louise B. Cullman, Edgar M. Cullman, Jr.	25,766
Trust F/B/O Susan R. Cullman	Rita G. Bloomingdale	12/21/1950	Edgar M. Cullman, Louise B. Cullman, Susan R. Cullman	79,560
Trust F/B/O Lucy C. Danziger	Rita G. Bloomingdale	6/14/1951	Edgar M. Cullman, Louise B. Cullman, Lucy C. Danziger	326,412
Trust F/B/O Edgar M. Cullman, Jr.	Rita G. Bloomingdale	6/14/1951	Edgar M. Cullman, Louise B. Cullman, Edgar M. Cullman, Jr.	76,710
Trust F/B/O Susan R. Cullman	Rita G. Bloomingdale	6/14/1951	Edgar M. Cullman, Louise B. Cullman, Susan R. Cullman	234,810
Trust F/B/O John L. Ernst	Rita G. Bloomingdale	6/14/1951	Louise B. Cullman, John L. Ernst, Margot P. Ernst, Alexandra Ernst	38,988
Trust F/B/O Dorothy P. Ernst	Rita G. Bloomingdale	6/14/1951	Louise B. Cullman, John L. Ernst, Carolyn S. Fabrici, Alexandra Ernst	22,500
Trust F/B/O Desc of J. L. Ernst	Susan B. Ernst	4/9/1952	Louise B. Cullman, John L. Ernst, Margot P. Ernst, Alexandra Ernst	50,526
Trust F/B/O Desc of C. S. Fabrici	Susan B. Ernst	4/9/1952	Louise B. Cullman, John L. Ernst, Carolyn S. Fabrici, Alexandra Ernst	34,596
Trust F/B/O Desc of E.M. Cullman, Jr.	Louise B. Cullman	1/6/1953	Edgar M. Cullman, Lucy C. Danziger, Susan R. Cullman, Edgar M. Cullman, Jr.	375,462

Shareholder	Created by	Dated	Trustees	Shares of Common Stock
Trust F/B/O Desc of S. R. Cullman	Louise B. Cullman	1/6/1953	Edgar M. Cullman, Lucy C. Danziger, Susan R. Cullman, Edgar M. Cullman, Jr.	128,754
Trust F/B/O Desc of J. L. Ernst	Susan B. Ernst	1/6/1953	Louise B. Cullman, John L. Ernst, Margot P. Ernst, Alexandra Ernst	23,220
Trust F/B/O Desc of C. S. Fabrici	Susan B. Ernst	1/6/1953	Louise B. Cullman, John L. Ernst, Carolyn S. Fabrici, Alexandra Ernst	105,318
Trust F/B/O Desc of E.M. Cullman, Jr.	Louise B. Cullman	6/30/1954	Edgar M. Cullman, Lucy C. Danziger, Susan R. Cullman, Edgar M. Cullman, Jr.	338,274
Trust F/B/O Desc of S. R. Cullman	Louise B. Cullman	6/30/1954	Edgar M. Cullman, Lucy C. Danziger, Susan R. Cullman, Edgar M. Cullman, Jr.	376,902
Trust F/B/O Desc of E.M. Cullman, Jr.	Edgar M. Cullman	3/23/1955	Louise B. Cullman, Edgar M. Cullman, Jr., Lucy C. Danziger, Susan R. Cullman	146,934
Trust F/B/O Desc of S. R. Cullman	Edgar M. Cullman	3/23/1955	Louise B. Cullman, Edgar M. Cullman, Jr., Lucy C. Danziger, Susan R. Cullman	41,400
Trust F/B/O Desc of E.M. Cullman, Jr.	Louise B. Cullman	3/23/1955	Edgar M. Cullman, Edgar M. Cullman, Jr., Lucy C. Danziger, Susan R. Cullman	97,848
Trust F/B/O Desc of S. R. Cullman	Louise B. Cullman	3/23/1955	Edgar M. Cullman, Edgar M. Cullman, Jr., Lucy C. Danziger, Susan R. Cullman	48,600
Trust F/B/O Desc of E.M. Cullman, Jr.	Samuel J. Bloomingdale	8/2/1955	Louise B. Cullman, Edgar M. Cullman, Jr., Lucy C. Danziger, Susan R. Cullman	341,010
Trust F/B/O Desc of S.R. Cullman	Samuel J. Bloomingdale	8/2/1955	Louise B. Cullman, Edgar M. Cullman, Jr., Lucy C. Danziger, Susan R. Cullman	269,658
Trust F/B/O Desc of J.L. Ernst	Samuel J. Bloomingdale	8/2/1955	Louise B. Cullman, John L. Ernst, Margot P. Ernst, Alexandra Ernst	28,746

Shareholder	Created by	Dated	Trustees	Shares of Common Stock
Trust F/B/O Desc of J.L. Ernst	u/w/o Rita G. Bloomingdale	2/29/1956	John L. Ernst, Edgar M. Cullman, Louise B. Cullman, Carolyn S. Fabrici, Alexandra Ernst	226,242
Trust F/B/O Desc of C.S. Fabrici	u/w/o Rita G. Bloomingdale	2/29/1956	Louise B. Cullman, Edgar M. Cullman, Carolyn S. Fabrici, J ohn L. Ernst	352,242
Trust F/B/O Desc of E.M. Cullman, Jr.	u/w/o Rita G. Bloomingdale	2/29/1956	Edgar M. Cullman, Louise B. Cullman, Edgar M. Cullman, Jr.	161,604
Trust F/B/O Desc of S.R. Cullman	u/w/o Rita G. Bloomingdale	2/29/1956	Edgar M. Cullman, Louise B. Cullman, Susan R. Cullman	82,710
Trust F/B/O Lucy C. Danziger	Louise B. Cullman	12/16/1943	Edgar M. Cullman, Louise B. Cullman	153,126
Trust F/B/O Desc of L.C. Danziger	Samuel J. Bloomingdale	8/2/1955	Louise B. Cullman, Edgar M. Cullman, Lucy C. Danziger, Edgar M. Cullman, Jr.	57,600
Trust F/B/O Desc of L.C. Danziger	u/w/o Rita G. Bloomingdale	2/29/1956	Edgar M. Cullman, Louise B. Cullman, Lucy C. Danziger	69,552
Trust F/B/O Desc of L.C. Danziger	Louise B. Cullman	3/23/1955	Edgar M. Cullman, Louise B. Cullman, Susan R. Cullman, Edgar M. Cullman, Jr.	28,125
Trust F/B/O Desc of L.C. Danziger	Louise B. Cullman	1/6/1953	Edgar M. Cullman, Lucy C. Danziger, Susan R. Cullman, Edgar M. Cullman, Jr.	53,100
Trust F/B/O Desc of L.C. Danziger	Louise B. Cullman	6/30/1954	Edgar M. Cullman, Lucy C. Danziger, Susan R. Cullman, Edgar M. Cullman, Jr.	44,496
Trust F/B/O Desc of L.C. Danziger	Edgar M. Cullman	3/23/1955	Louise B. Cullman, Edgar M. Cullman, Lucy C. Danziger, Edgar M. Cullman, Jr.	33,345
Trust F/B/O David M. Danziger	Edgar M. Cullman	12/26/1972	Frederick M. Danziger, Lucy C. Danziger, Edgar M. Cullman, Jr.	169,200
Trust F/B/O Rebecca D. Gamzon	Edgar M. Cullman	12/26/1972	Frederick M. Danziger, Lucy C. Danziger, Edgar M. Cullman, Jr.	198,000
Edgar M. & Louise B. Cullman Foundation	Edgar M. Cullman & Louise B. Cullman	3/15/1956	Edgar M. Cullman, Louise B. Cullman, Susan R. Cullman, Edgar M. Cullman, Jr.	292,587
Trust F/B/O Edgar M. Cullman	Joseph F. Cullman, Jr.	6/30/1950	Edgar M. Cullman, Jr., Lucy C. Danziger, Susan R. Cullman	1,074,114

Shareholder	Created by	Dated	Trustees	Shares of Common Stock
Trust F/B/O Edgar M. Cullman, III	Edgar M. Cullman, Jr.	12/25/1976	Lucy C. Danziger, Susan R. Cullman, John L. Ernst, Elissa F. Cullman	69,012

Trust F/B/O Samuel B. Cullman	Edgar M. Cullman, Jr.	12/25/1976	Lucy C. Danziger, Susan R. Cullman, John L. Ernst, Elissa F. Cullman	68,940

Trust F/B/O Rebecca D. Gamzon	Edgar M. Cullman	12/23/1976	Edgar M. Cullman, Jr., Lucy C. Danziger, Susan R. Cullman, Frederick M. Danziger	161,550

Trust F/B/O David M. Danziger	Edgar M. Cullman	12/23/1976	Edgar M. Cullman, Jr., Lucy C. Danziger, Susan R. Cullman, Frederick M. Danziger	105,750

Trust F/B/O Edgar M. Cullman, III	Edgar M. Cullman	12/23/1976	Edgar M. Cullman, Jr., Lucy C. Danziger, Susan R. Cullman, Elissa F. Cullman	118,620

Trust F/B/O Samuel B. Cullman	Edgar M. Cullman	12/23/1976	Edgar M. Cullman, Jr., Lucy C. Danziger, Susan R. Cullman, Elissa F. Cullman	110,448

Trust F/B/O Georgina D. Cullman	Edgar M. Cullman	12/23/1976	Edgar M. Cullman, Jr., Lucy C. Danziger, Susan R. Cullman, Elissa F. Cullman	103,932

Trust F/B/O Desc of J. L. Ernst	u/c/w Rita G. Bloomingdale	2/29/1956	John L. Ernst, Louise B. Cullman, Edgar M. Cullman, Carolyn S. Fabrici, Alexandra Ernst	42,714

Trust F/B/O Benjamin C. Stewart	u/c/w Richard C. Ernst	6/19/1984	John L. Ernst, Margot P. Ernst, Carolyn S. Fabrici, Frederick M. Danziger, Edgar M. Cullman, Jr.	53,964

Trust F/B/O Lucy C. Danziger	u/w/o Frances W. Cullman	7/23/1959	Edgar M. Cullman, Louise B. Cullman, Edgar M. Cullman, Jr.	100,530

Trust F/B/O Edgar M. Cullman, Jr.	u/w/o Frances W. Cullman	7/23/1959	Edgar M. Cullman, Louise B. Cullman, Edgar M. Cullman, Jr.	59,930

Trust F/B/O Susan R. Cullman	u/w/o Frances W. Cullman	7/23/1959	Edgar M. Cullman, Louise B. Cullman, Edgar M. Cullman, Jr.	126,126

Shareholder	Created by	Dated	Trustees	Shares of Common Stock
Trust fbo Barbara Duffy (Neuberger)	Edgar M. Cullman, Jr., Elissa F. Cullman	12/21/1995	Edgar M. Cullman, Jr., Elissa F. Cullman	18,135

Trust F/B/O David M. Danziger	Samuel J. Bloomingdale	4/15/1966	Lucy C. Danziger, Frederick M. Danziger, Edgar M. Cullman	94,716